June 28, 2011

VIA EDGAR

Mr. James E. O'Connor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
(i) Pre-Effective Amendment No. 1 to the Registration Statement of Robeco-Sage Multi-Strategy Fund, L.L.C. ("Multi-Strategy") on Form N-14 8C (File Nos. 811-21778 and 333-174009); and (ii) Preliminary Proxy Statement for Multi-Strategy and Robeco-Sage Triton Fund, L.L.C. (File No. 811-21472), Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File No. 811-22225), Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (File No. 811-22377), Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. (File No. 811-2222), Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (File No. 811-22224) and Robeco-Sage Multi-Strategy Master Fund, L.L.C. (File No. 811-22223) (collectively, the "Funds")

Dear Mr. O'Connor:

Set forth below are the Funds' responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in telephone conversations on June 24, 2011 and June 27, 2011 in connection with the Pre-Effective Amendment No. 1 to Multi-Strategy's registration statement on Form N-14 8C and the Funds' Preliminary Proxy Statements on Schedule 14A (collectively, the "Prospectus/Proxy Statement"), filed with the Commission on June 17, 2011.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Prospectus/Proxy Statement.

1.
Please revise the disclosure on page 19 of the Prospectus/Proxy Statement relating to the terms of the New Advisory Agreements and Current Advisory Agreements to make it consistent with disclosure used throughout the rest of the Prospectus/Proxy Statement.

The requested change will be made.

2.	Please clarify how proxies submitted by telephone and internet may be revoked.

The requested change will be made.

June 28, 2011

3.
Please confirm that a vote "for" adjournment with respect to a proxy card received from a shareholder that has instructed the proxy to vote against the proposals at the Meeting is consistent with the Funds' operating agreements and state law.

We have re-reviewed the Funds' operating agreements and applicable law and have confirmed that those agreements and applicable law do not restrict the power of the authorized proxies to vote for or against adjournment regardless of the manner in which the shareholder has voted with respect to a particular proposal.

4.	Please explain why the voting rights of members of the TEI Funds and the MS Funds are described differently in the Prospectus/Proxy Statement.

While the interests in all of the Funds are referred to as "Units", the TEI Funds, which are taxed as partnerships, still use a capital account system, while the MS Funds use a unitized system.  Therefore, there is a difference in how the voting rights of members is described between the TEI Funds and the MS Funds.  The voting rights description has been made consistent, as applicable, throughout the Prospectus/Proxy Statement.

5.	Please describe the revenue payment terms of the Transaction.

To address this comment and to eliminate any confusion, the sentence concerning disclosure of financial terms of this private transaction, which is not required by Schedule 14A, will be deleted.

6.	Please add a summary of the requirements of Rule 15a-4(b)(2) to the Prospectus/Proxy Statement.

The requested summary will be added.

7.	Please add the names, addresses and principal occupations of each of the directors of Arden.

Because Arden is a limited liability company, it does not have any directors.

8.	Please add the job titles, employer and dates of employment for each member of the Arden investment committee.

The requested disclosure will be added.

9.
Please add the following information regarding each Fund's expense limitation agreement to the Prospectus/Proxy Statement: (i) the length of the term; (ii) the termination provisions; (iii) whether there is a right to recoupment; and (iv) if there are any carve-outs.

The requested disclosure will be added.

10.	Please replace the term "Investment Advisory Fees" with "Management Fees" in the fee tables.

The request change will be made.

11.	Please delete the reference to "broker non-votes" on page 54 of the Prospectus/Proxy Statement.

The request change will be made.

June 28, 2011

12.	Please clarify in what ways a proxy may be revoked if it was originally voted over the Internet or by telephone.

The request clarification will be made.

13.	Please revise the Prospectus/Proxy Statement in accordance with the separate telephone conversation held on June 27, 2011 among ourselves, Nicholas Panos, Jim Curtis and Christina DiAngelo.

Pursuant to this telephone conversation, questions were raised with respect to the compliance of the Funds' repurchase offers with Rule 13e-4 under the Securities Exchange Act, and specifically: (i) the imposition of a 2% repurchase fee; (ii) the maintenance of a minimum account balance requirement after subscribing to a repurchase offer; and (iii) the use of promissory notes and a 10% holdback pending the audit of the Funds.  In response to these comments, the Funds note that the repurchase fee has recently been eliminated by the Board and, commencing with repurchase offers effective as of June 30, 2011, no repurchase fee will be imposed.  Further, in response to the comments, we have eliminated the required minimum account balance in connection with a repurchase offer.  The disclosure will be revised to reflect these changes.

With respect to the last point regarding the use of the promissory note and the holdback, we note that the Funds' precise repurchase offer terms (including the use of the note and the holdback) are not only fully described in the applicable tender offer documents, but also in the Funds' prospectuses.  Thus, investors in the Fund, have invested with the full expectation of the particular liquidity terms offered by the Funds.  Nevertheless, in light of the comments, we will be revising the prospectus disclosure (reflected in next year's prospectus update for the Funds) to further clarify certain aspects of the repurchase offer process.  We also note that the Securities and Exchange Commission's interpretive release mentioned on the call (Release No. 34-43069) specifically states that the application of the "prompt consideration" standard in Rule 13e-4 is "determined by the practices of the financial community, including current settlement practices."  As you know, the Funds invest exclusively (other than cash) in hedge funds, which are illiquid, and where the withdrawal therefrom typically requires significant advance notice (often as much as 90 days) and where the proceeds are typically subject to a 5% or 10% holdback pending the fund's audit.  Investors in registered funds of hedge funds invest in such funds to access hedge fund investments and, consistent with the disclosure in the Funds' prospectuses and the tender offer documents, investors fully expect to be subject to similar liquidity terms to those typically offered by hedge funds.  In the past, the SEC staff (in informal discussions), in applying the provisions of Rule 13e-4, has appropriately recognized that the Funds' repurchase offer procedures reflect the unique liquidity predicament of registered funds of hedge funds.  Not surprisingly, the Funds' repurchase offer terms are identical, in all material respects (including with respect to the use of an audit holdback) to those used, to our knowledge, by all registered funds of hedge funds (numbering in the dozens) making tender offers pursuant to Rule 13e-4.

In addition to the foregoing, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

June 28, 2011

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen